Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2008
March 19, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today its operating results for the year ended December 31, 2008.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., commenced operations on August 28, 2008.
2008 Financial Highlights:
•	Net Revenues of $34.5 million.

•	An average of 5.5 vessels were owned and operated since August 28, 2008 earning an average Time Charter Equivalent, or TCE rate, of $49,362 per day.

•	Adjusted EBITDA of $28 million in 2008. Please refer to a subsequent section of the press release for a reconciliation of adjusted EBITDA to net income/(loss).

•	Net Income excluding the effect from impairment charges was $17.3 million, or $0.66 per basic and $0.47 per diluted share. This amount excludes non-cash charges of $49.3 million for impairment losses on goodwill and one vessel. Inclusive of these non-cash impairment charges, Seanergy reported a Net Loss of $32 million, or $1.21 per basic and diluted share.
Dale Ploughman, the Company’s Chief Executive Officer stated: “Our fleet of six drybulk carriers enjoys secured time charter coverage until about September 2009 earning an average gross rate of $52,667 per day, a rate which is much higher than current market conditions. This time charter coverage coupled with the high quality of our charterer translates into a robust and highly visible cash flow. Looking forward into 2009, we have contractually secured net revenues up to September 2009 of approximately $78 million.
Our secured time charters enable us to enhance our profitability and to continue building up our cash reserves, which at the end of December 2008 stood at $27.5 million and today exceed $44 million.
The initial phase of our operations took place within a period of unprecedented volatility and turmoil in the financial markets and the global economy. Despite that, we are pleased with the progress and results we have achieved in the short period since August 28, 2008, when we became an operating company.

Within a month after we received shareholder approval for the business combination and well ahead of the contractually agreed delivery dates, we completed the acquisition of our initial fleet of six drybulk carriers and we have since focused our attention on operating our modern and diversified fleet in an efficient and cost effective manner. Our fleet has an average age of approximately 11 years, well below the industry average, and our vessel operating expenses of $4,636 per ship per day are in line with other quality operators.
The non-cash impairment charge which we recorded reflects the current market conditions which caused a steep decline in asset values throughout our industry, but it does not affect our cash flow. Our fleet is young and provides us with a significant advantage as we expect our asset values to appreciate as the market recovers.
Our objective is to build Seanergy into an industry leader and create value for our shareholders for the long term. In this context, we believe that our Company is well positioned not only to weather the present storm but also to take advantage of accretive fleet expansion opportunities as these traditionally occur in periods of weak markets.
We believe shipping is and will remain a vital link to the global economy and we are in this business for the long term. Urbanization and industrialization, which have been the predominant characteristics of the developing economies particularly of China and India may temporarily slow down, but are irreversible. The concerted efforts of governments around the world to inject liquidity into the financial and credit markets and to stimulate their economies with infrastructure development projects will gradually start restoring the balance in the world economy and shipping should benefit from it.”
Christina Anagnostara, the Company’s Chief Financial Officer stated: “Currently, our cash reserves have grown to $44 million, and we expect such reserves to continue growing based on the expected cash flow generation from our existing time charters. This provides us with significant comfort over and above meeting our scheduled debt commitments and capital expenditures and positions us to take advantage of market opportunities for accretive fleet expansion.
We have successfully received a waiver on our market-value-to-loan covenant indicative of the excellent relationship we have with our bankers. As part of this waiver, the bank put a temporary restriction on dividend payments.
The extraordinary market conditions we currently experience necessitate increased prudence and vigilance and in this context the temporary suspension of our dividend will further reinforce our Company’s financial strength and liquidity.”
Fleet Profile as of March 19, 2009

						Time
	Vessel	Capacity	Year		TC Rate	Charter
Vessel Name	Class	(DWT)	Built	Delivery Date	($)	Expiry
M/V Bremen Max	Panamax	73,503	1993	Sept.11, 2008	65,000	Sept.-09
M/V Hamburg Max	Panamax	72,388	1994	Sept. 25, 2008	65,000	Sept.-09
M/V Davakis G.	Supramax	54,051	2008	Aug. 28, 2008	60,000	Sept.-09
M/V Delos Ranger	Supramax	54,051	2008	Aug. 28, 2008	60,000	Sept.-09
M/V African Zebra	Handysize	38,632	1985	Sept. 25, 2008	36,000	Sept.-09
M/V African Oryx	Handysize	24,110	1997	Aug. 28, 2008	30,000	Sept.-09
Total/Average		316,676	11 yrs		52,667

Fleet Developments:
Seanergy Maritime Holdings Corp. began operations on August 28, 2008 with the delivery of its first three vessels: Davakis G., Delos Ranger and African Onyx. On September 11, 2008, Seanergy took delivery of its vessel Bremen Max and on September 25, 2008, Seanergy took delivery of its vessels Hamburg Max and African Zebra.
Fleet Data:
We commenced our operating activity on August 28, 2008 therefore comparative information for the year 2007 is not available.

Year Ended
December 31, 2008
Fleet Data:
Average Number of Vessels (1)	5.5
Ownership days (2)	686
Available days (3)	686
Operating days (4)	678
Fleet utilization (5)	98.9%
Average Daily Results:
Average TCE rate (6)	$49,362
Vessel operating expenses (7)	$4,636
Management fee (8)	$566
Total vessel operating expenses (9)	$5,202

(1)	Average number of vessels is the number of vessels that constituted the Company’ fleet for the relevant period (from August 28, 2008 up to December 31, 2008), as measured by the sum of the number of days each vessel was a part of the Company’s’ fleet during the relevant period divided by the number of available days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is calculated by dividing the number of the fleet’s operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a Company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(6)	Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

(In thousands of US Dollars)

Year Ended
December 31, 2008
Net Revenues from vessels	$34,453
Voyage expenses	(151)
Voyage expenses — related party	(440)

Net Operating Revenues	$33,862

Available Days	686

Time charter equivalent rate	$49,362
(7) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars)

Year Ended
December 31, 2008
Operating expenses	$3,180
Ownership days	686
Daily vessel operating expenses	$4,636
(8) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(9) Total vessel operating expenses, or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
2009 Estimated Dry docking and Maintenance Schedule:
The African Zebra commenced its scheduled drydocking on February 24, 2009 and the Hamburg Max is scheduled to be drydocked in April 2009, respectively. The costs of such drydockings are expected to aggregate between $2.1 million and $2.7 million.
Background Information:
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., commenced operations on August 28, 2008 following shareholder approval on August 26, 2008 for the business combination including the acquisition of six drybulk carriers from the Restis family. On August 28, 2008, the shareholders of Seanergy Maritime Holdings Corp. also approved the dissolution and liquidation of Seanergy Maritime Corp. which became effective on January 27, 2009.
The consolidated financial statements included in this release are for the year ended December 31, 2008 and include the accounts of Seanergy Maritime Holdings Corp. and its acquired wholly owned subsidiaries.
The consolidated financial statements in this press release as of December 31, 2007 and for the period from August 15, 2006 through December 31, 2006 include the accounts of Seanergy Maritime Corp., the Company’s predecessor.
Seanergy Maritime Corp., the Company’s predecessor, was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime

Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries.
Conference Call Details:
The Company’s management team will host a conference call to discuss the financial results tomorrow Friday, March 20, 2009 at 10:00 A.M. EDT
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Seanergy”.
A replay of the conference call will be available until March 26, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Balance Sheets
December 31, 2007 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	2007	2008
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,211	27,543
Money market funds — held in trust	232,923	—
Advances (trade) to related party	—	577
Inventories	—	872
Prepaid insurance expenses	79	574
Prepaid expenses and other current assets — related parties	—	248

Total current assets	235,213	29,814
Fixed assets:
Vessels, net	—	345,622
Office equipment, net	—	9

Total fixed assets	—	345,631

Other assets
Deferred finance charges	—	2,757

TOTAL ASSETS	235,213	378,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	—	27,750
Trade accounts and other payables	588	674
Due to underwriters	5,407	419
Accrued expenses	—	541
Accrued interest	—	166
Accrued charges on convertible promissory note due to shareholders	—	420
Deferred revenue — related party	—	3,029

Total current liabilities	5,995	32,999

Long-term debt, net of current portion	—	184,595
Convertible promissory note due to shareholders	—	29,043

Total liabilities`	5,995	246,637

Common stock subject to possible redemption — 8,084,999 shares at $10.00 per share	80,849	—

Consolidated shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized shares (2007: 89,000,000; 2008: 89,000,000); issued and outstanding (2007: 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption; 2008: 22,361,227, shares)	3	2
Additional paid-in capital	146,925	166,361
Retained earnings (accumulated deficit)	1,441	(34,798)

Total consolidated shareholders’ equity`	148,369	131,565

Commitments and contingencies	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	235,213	378,202

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Operations
For the period from August 15, 2006 (Inception) to December 31, 2006 and for the years ended
December 31, 2007 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	August 15, 2006 to	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008
			(unaudited)
Revenues:
Vessel revenue — related party	—	—	35,333
Commissions — related party	—	—	(880)

Vessel revenue — related party, net	—	—	34,453

Expenses:
Direct voyage expenses	—	—	(151)
Vessel operating expenses	—	—	(3,180)
Voyage expenses — related party	—	—	(440)
Management fees — related party	—	—	(388)
General and administration expenses	(5)	(445)	(1,840)
General and administration expenses —related party	—	—	(430)

Depreciation	—	—	(9,929)
Goodwill impairment loss	—	—	(44,795)
Vessels’ impairment loss	—	—	(4,530)

Operating (loss)	(5)	(445)	(31,230)

Other expenses:
Interest and finance costs	—	(45)	(3,895)
Interest and finance costs — shareholders	—	(13)	(182)
Interest income — money market funds	1	1,948	3,361
Foreign currency exchange gains (losses), net	—	—	(39)

	—	1,890	(755)

Net (loss) income	(4)	1,445	(31,985)

Net (loss) income per common share
Basic	(0.00)	0.12	(1.21)

Diluted	(0.00)	0.10	(1.21)

Weighted average common shares outstanding
Basic	7,264,893	11,754,095	26,452,291

Diluted	7,264,893	15,036,283	26,452,291

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Shareholders’ Equity
For the period from August 15, 2006 to December 31, 2006 and for the years ended December 31, 2007 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

				Retained
			Additional	earnings	Total
	Common stock		paid-in	(Accumulated	shareholders’
	# of Shares	Par value	capital	deficit)	equity

Balance, August 15, 2006 (Inception)	—	—	—	—	—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	1	24	—	25
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4)	(4)

Balance December 31, 2006	7,264,893	1	24	(4)	21
Shares surrendered and cancelled	(1,764,893)	—	—	—	—
Sales of shares and warrants in private placement and public offering, net of offering costs of $18,063	23,100,000	2	227,350	—	227,352
Capital contributed by founding shareholders	—	—	400	—	400
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849)	—	(80,849)
Net income for the year ended December 31, 2007	—	—	—	1,445	1,445

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369
Net (loss) for the year ended December 31, 2008 (unaudited)	—	—	—	(31,985)	(31,985)
Dividends paid (unaudited)	—	—	—	(4,254)	(4,254)
Reclassification of common stock no longer subject to redemption (unaudited)	(6,370,773)	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders (unaudited)	—	—	1,433	—	1,433
Liquidation and dissolution common stock exchange (unaudited)	—	(1)	1	—	—
Warrants exercised (unaudited)	132,000	—	858	—	858

Balance December 31, 2008(unaudited)	22,361,227	2	166,361	(34,798)	131,565

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries
Consolidated Statements of Cash Flows
For the period from August 15, 2006 to December 31, 2006 and for the years ended December 31, 2007 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Period from
	August 15, 2006
	(inception) to	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

			(unaudited)
Cash flows from operating activities:
Net (loss) income	(4)	1,445	(31,985)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Impairment of goodwill	—	—	44,795
Impairment of vessels	—	—	4,530
Depreciation	—	—	9,929
Amortization of deferred finance charges	—	—	224
Changes in operating assets and liabilities:
(Increase) decrease in —
Advances (trade) to related party	—	—	(577)
Inventories	—	—	(872)
Prepaid insurance expenses	(20)	(60)	(495)
Prepaid expenses and other current assets — related parties	—	—	(248)
Trade accounts and other payables	3	155	86
Due to underwriters	—	46	(3,555)
Accrued expenses	—	—	541
Accrued interest on convertible note due to shareholders	1	(1)	132
Accrued interest	—	—	166
Deferred revenue — related party	—	—	3,029

Net cash (used in) provided by operating activities	(20)	1 585	25,700

Cash flows from investing activities:
Acquisition of business, net of cash acquired of $NIL	—	—	(375,833)
Increase in trust account from interest earned on funds held in trust	—	(1,923)	—
Funds placed in (used from) trust account from offerings	—	(231,000)	232,923
Additions to office furniture and equipment	—	—	(9)

Net cash used in investing activities	—	(232,923)	(142,919)

Cash flows from financing activities:
Proceeds from initial sale of common stock	25	—	—
Gross proceeds from private placement	—	14 415	—
Gross proceeds from public offering	—	231,000	—
Payment of offering costs	(75)	(11,796)	—
Redemption of common shares	—	—	(63,705)
Proceeds from warrants exercised			858
Proceeds from long term debt and revolving facility	—	—	219,845
Repayment of long term debt	—	—	(7,500)
Dividends paid	—	—	(4,254)
Proceeds from shareholders’ loans	350	—	—
Repayment of shareholders loans	—	(451)	—
Advances from shareholders, net	76	25	—
Deferred finance charges	—	—	(2,693)

Net cash provided by financing activities	376	233,193	142,551

Net increase in cash	356	1,855	25,332
Cash at beginning of period	—	356	2,211

Cash at end of period	356	2,211	27,543

Cash paid for:
Interest	—	14	3,402

Income taxes (U.S. source income taxes)	—	—	—

Supplemental disclosure of non-cash financing activities:

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	Period from
	August 15, 2006
	(inception) to	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

			(unaudited)
Capital contributed by founding shareholders in the form of legal fees paid	—	400	—

Increase in accrued offering costs and placement fees	181	5,610	—

Amount of forfeited underwriters’ fee	—	—	1,433

Shareholder advances converted to notes payable	—	101	—

Common stock subject to possible redemption	—	80,849	—

Par value of common stock surrendered and cancelled	—	176	—

Issuance of $28,250 convertible promissory note due to shareholders (fair value at issue)	—	—	29,043

Arrangement fee on convertible promissory note due to shareholders	—	—	288

Common stock no longer subject to redemption	—	—	17,144

Seanergy Maritime Holdings Corp.
Reconciliation of Adjusted EBITDA to Net Income/(Loss)
(All amounts expressed in thousand U.S. Dollars)

Year Ended
December 31, 2008
Net income/(loss)	$(31,985)
Interest and finance costs, net (includes interest income)	716
Depreciation	9,929
Goodwill impairment loss	44,795
Vessels’ impairment loss	4,530

Adjusted EBITDA	$27,985

Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation, and impairment loss on goodwill and one vessel. Adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations. Adjusted EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.

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Seanergy Maritime Holdings Corp.
Reconciliation of Net Income Excluding the Effect from Impairment Charges to Net Income/(Loss)
(All amounts expressed in thousand U.S. Dollars, except share data and per share amounts)

Year Ended
December 31, 2008
Net income/(loss)	$(31,985)
Goodwill impairment loss	44,795
Vessels’ impairment loss	4,530

Net income excluding impairment charges	$17,340

Net income per share excluding impairment charges, basic	$0.66

Shares, basic	26,452,291

Net income per share excluding impairment charges, diluted	$0.47

Shares, diluted	37,288,123
Net income excluding the effect from impairment charges and earnings per share excluding the effect from impairment charges for the year ended December 31, 2008, respectively, consists of net loss and loss per share excluding the effect of approximately $49.3 million, or $1.86 per share, respectively, for impairment of goodwill and one vessel. The net income excluding the effect from impairment charges is not a measurement of financial performance under accounting principles generally accepted in the United States of America. Accordingly, you should not regard this figure as an alternative to actual net income/(loss) and/or diluted earnings/(loss) per share. Net income excluding the effect from impairment charges is presented solely as a supplemental disclosure, because management believes it is useful to provide the Company’s current results without giving effect to the significant and unusual impairment charges which resulted from the volatility in the worldwide economy during the year ended December 31, 2008.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com

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Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566E-mail: seanergy@capitallink.com

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